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Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share
(In thousands, except per share data)

	Three Months Ended March 31
	2001	2000
Net income (loss)	$120	$(1,033)

Weighted average shares outstanding for calculating basic earnings per share	5,342	5,637
Options	—	—

Total shares for calculating diluted earnings per share	5,342	5,637

Basic earnings per share	$0.02	($0.18)

Diluted earnings per share	$0.02	($0.18)

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Exhibit 11
PAULA FINANCIAL AND SUBSIDIARIES Computation of Basic and Diluted Earnings Per Share (In thousands, except per share data)